24-10137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A



REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933



05072337

Elite Safety Concepts, Inc.
(Exact name of issuer as specified in its charter)

North Carolina
(State or other jurisdiction of incorporation or organization)

2389 Mills Cove Pl. Lenoir, NC 28645 828-758-8425
(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

Randy Martin, 2389 Mills Cove Pl. Lenoir, NC 828-758-8425
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7380
(Primary Standard Industrial Classification Code Number)

56-1912299
(I.R.S. Employer Identification Number)


SEC MAIL
RECEIVED
PROCESSING
DEC 2 1 2005
WASH. D.C.
SECTION

The following delaying notations are optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
DEC 2 2 2005
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 486 (04-05)



PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Randy Martin
2389 Mills Cove Pl.
Lenoir, NC 28645

(Residential)
2389 Mills Cove Pl.
Lenoir, NC 28645

(b) the issuer's officers;

Randy Martin – President and Secretary
2389 Mills Cove Pl.
Lenoir, NC 28645

Jansie Jo Mills Martin – Treasurer
2389 Mills Cove Pl.
Lenoir, NC 28645

(c) the issuer's general partners;

There are no general partners.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Randy Martin
2389 Mills Cove Pl.
Lenoir, NC 28645

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Randy Martin
2389 Mills Cove Pl.
Lenoir, NC 28645

(f) promoters of the issuer;

There are no promoters of the issuer.

(g) affiliates of the issuer;

Randy Martin

(h) counsel to the issuer with respect to the proposed offering;

Bruce M. Pritchett, L.C.
The Judge Building
8 East Broadway, Suite 600A
Salt Lake City, UT 84111

(i) each underwriter with respect to the proposed offering;

There are no underwriters with respect to the proposed offering.

(j) the underwriter's directors;

There are no underwriter's directors.

(k) the underwriter's officers;

There are no underwriter's officers.

(l) the underwriter's general partners; and

There are no underwriter's general partners.

(m) counsel to the underwriter.

There is no counsel to the underwriter.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

No persons were named for Item 2(a).

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Does not apply. This proposed offering does not involve any resales of affiliate-held securities.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Does not apply. There will be no sales by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Pennsylvania is where the securities are to be offered, in a self-underwritten offering. Offers and sales will be made by our President, Randy Martin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

No unregistered securities have been issued by the company or any of its predecessors or affiliated issuers within one year prior the filing of this Form 1-A.

(1) the name of such issuer;

None

(2) the title and amount of securities issued;

None

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

None

(4) the names and identities of the persons to whom the securities were issued.

None

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No unregistered securities of the issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

No unregistered securities of the issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer or any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

No arrangement is known to the issuer or any person named in the response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes.

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

No underwriter is being used in this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert named in the offering statement was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

COVER PAGE

Elite Safety Concepts, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock
Maximum number of securities offered: 5,000,000
Minimum number of securities offered: No Minimum
Price per security: $1.00
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $0.00
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? ________%

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ______ pages.

THE COMPANY

1. Exact corporate name: Elite Safety Concepts, Inc.

State and date of incorporation: February 2, 1995 North Carolina

Street address of principal office: 2389 Mills Cove Pl. Lenoir, NC 28645

Company Telephone Number: (828)758-8425

Fiscal year: 12 (month) 31 (day)

Person(s) to contact at Company with respect to offering:

Randy Martin

Telephone Number (if different from above):______

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) HISTORY OF OPERATING LOSSES; ANTICIPATED FUTURE LOSSES. We had a net loss from operations of $3,201 for the year ended December 31, 2004. This is attributable to general and administrative costs at the early stage of business operations.

(2) LACK OF LIQUIDITY. As of December 31, 2004 our working capital was $7,203. Our future cash requirements may vary significantly from what we expect them to be, based on factors such as training, equipment and supplies, changes in the form and direction of our business activities, the timing of receipt of revenues, if any, as well as other factors. We may not be able to obtain additional financing in the future from either debt or equity financings, bank loans, collaborative arrangements or other sources on terms acceptable to us, or at all. If we are unable to obtain the necessary financing, we will have to significantly curtail our activities or cease operations.

(3) LACK OF CURRENT PROFITABILITY ON OUR BUSINESS. The profitability of our business depends on our sales of specialized security training for the public and private sectors. If sales of our training seminars decrease and we do not receive recurring orders from customers, we may not generate sufficient revenue. We are unable to assure that we will receive recurring orders from our customers. There is a risk that we may not be profitable in the future.

(4) IMPROVED TECHNOLOGIES. We could experience significantly reduced profits from specialized training seminars if improved technologies eliminate the need for physical specialized training.

(5) POSSIBLE EXPOSURE TO LIABILITY. We could be liable for harm caused during our training seminars. We take precautions to protect us from such claims, including obtaining indemnification from training attendees, but we can not assure such precautions will be adequate. We also maintain liability insurance but we can not assure such limits will be adequate.

(6) LIMITED MARKETING AND ADVERTISING COSTS. We could have difficulty selling our specialized training courses if we cannot maintain and expand our referral network in professional law enforcement and security fields. Limited advertising costs could adversely affect our operating results. To a large extent, our operating results will depend upon our ability to successfully market our specialized training services to the private and public sectors. We will continue to expand in these areas and concentrate the limited resources we have at present on defined segments of our target markets. We anticipate that our success will depend, to a significant degree, upon recurring customers, law enforcement, security officers, civilians and our direct sales efforts.

(7) DEPENDENCE ON KEY PERSONNEL. If we lose the services of our President, Randy Martin, our business may be impaired because his skills and experience will be hard to replace. Randy has built the business from the ground up and has built relationships with all of our clients. To lose Randy due to disability or death could be detrimental to our business. The Company does not maintain any key man insurance on Mr. Martin at this time.

(8) DEPENDENCE ON HIGHLY SKILLED LABOR. Due to our business model, the labor we intend to hire must be highly skilled in both the security techniques and interpersonal skills needed to train others. If such labor is difficult to hire, we may incur serious delays and expenses in training non-technical labor.

(9) UNCERTAIN INDUSTRY. The safety training industry in which we operate is new, evolving and uncertain, and demand and market acceptance for our services is subject to a high level of uncertainty. Our future revenues and profits are substantially dependent upon the widespread acceptance and use of our training seminars and other services as an effective tool in the law enforcement and security industries. In addition, customers may not adopt, or continue to use, our training services.

(10) REGULATORY AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS. Certain training techniques are subject to direct regulation by any federal, state and local governments. Environmental regulations require us to take precautions to prevent the lead used at our firing range from getting into the ground water. We believe our precautions are adequate but due to the increasing popularity of our industry, federal, state, and local governments may adopt new laws and regulations, or amend existing laws and regulations, with respect to our training programs.

(11) NO PRIOR PUBLIC MARKET FOR OUR SECURITIES. Prior to this offering, there has not been a public market for any of our securities. An active trading market for our securities may never develop or be sustained, which could affect your ability to sell your securities and could depress the market price of your securities.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Elite Safety Concepts, Inc. provides specialized safety training courses for the public and private sectors. The specialized training includes managing and avoiding violence in the workplace, crime prevention, self-defense, policy writing and firearms training. Elite Safety Concepts provides training and education to five distinct market groups:

-Healthcare
-Law Enforcement
-Corporations
-Government and Education
-Security

Training Courses offered by Elite Safety Concepts, Inc. include:

1. Officer Survival (Law-Enforcement & Security)
2. Handcuffing
3. OC Pepper Spray
4. Defensive Tactics
5. Police Baton
6. Pressure Points
7. Tactical Firearms
8. Violence in the Workplace
9. Violent Patient Management
10. Dealing with Aggression in Schools
11. Security Assessments
12. Basic and Advanced SWAT Training
13. Managing Aggression in Churches
14. Carrying Concealed Classes
15. Arrestor Baton Certification
16. Taser Certification
17. Terrorism Response

Elite Safety Concepts' training covers the entire spectrum of armed and unarmed alternatives, integrating time tested principles of combat with the very latest techniques and tactics.

We offer survival training for Federal, State, County and City law-enforcement officers. But we also offer this training to the general public. This training includes but is not limited to the following public classes. Personal Safety Classes, Hand to Hand Skills, Defensive Knife Tactics, OC Pepper Spray, and Tactical Firearms Training.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Our services are performed at the Company's training facility located in Lenoir, NC, but we also provide onsite training at a client facility or nearby. Elite Safety Concepts' training facility provides a variety of tactical opportunities. The facility has a classroom as well as four shooting ranges with two fire shooting houses.

We do not require any raw materials, because training is our major service. We can tailor a training program for any industry and therefore are constantly developing new training programs. We currently have no major supply contacts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

We currently compete in two industries: Security Consulting and Violence Prevention (at a client facility) and Safety Training (at our facility)

Security consulting seeks to ensure the safety and security of an organization's physical and human assets that may be threatened by natural or human made disasters. Clients hire security consulting firms to assess a building's security needs. The firms may then protect the building against theft and vandalism by installing security cameras, hiring security guards, and providing employee background checks. Other security consultants study a building's design and recommend measures to protect it from damage from fires, tornadoes, floods, earthquakes, or acts of terrorism. Security consultants also recommend emergency evacuation procedures in the event that these disasters occur. Increasingly, clients are hiring security consulting firms to protect their confidential computer records against hackers and viruses. Most recently, government agencies have hired security consulting firms to advise them on how to protect national monuments and the national transportation, utility, and defense infrastructure—airports, bridges, nuclear reactor plants, water treatment plants, and military barracks—against terrorism.

Increased workplace violence and heightened homeland security concerns have created a demand for more qualified people with the right knowledge and experience. Knowledge comes from having the right training for the task and also from having the right background knowledge. Experience comes from continuous work within one profession over a long period of time. With value-added content delivered by more qualified people, the perception the value of security consulting is improving in the eyes of customers and the general public. With increased security concerns, the market grows and new areas are added. In addition, the value-added content of the services also permits higher operating margins.

Workplace violence has increased over the past two years (despite federal statistics to the contrary), a majority of senior executives responsible for human resources or security say in a recent survey. In addition, more than half of the executives (58 percent) report that disgruntled employees have threatened senior managers in the past 12 months. But despite the executives' view that workplace violence is a bigger problem today, only 15 percent of their companies have increased spending to combat the problem, a Prince & Associates survey found.

The respondents' companies had annual sales ranging from $20 million to $480 million, and 63 percent had 300 to 500 employees; the rest had 500 to 900 employees. New York-based Risk Control Strategies (RCS), a threat management firm specializing in workplace violence prevention, training and response, sponsored the survey.

Among the findings, 24 percent of those surveyed noted that senior managers had received in-person or e-mail threats, 17 percent said their employees had intentionally and maliciously downloaded computer viruses, and 10 percent said they were victims of product tampering.

Such mayhem can take a financial as well as a physical and an emotional toll. Costs related to business interruption, product tampering, security consulting, employee consulting, legal liability and brand erosion add up. According to the RCS survey, costs linked to workplace violence rose from $4.2 billion in 1992 to $36 billion in 1995. An estimated $121 billion was attributed to workplace violence in 2002, according to statistics RCS cited from Jane's Information Group.

We provide security consulting and workplace violence prevention services to address this problem. We go to our clients facilities and consult with them on various security techniques. Two of our major competitors in this market are: Pinkerton and the Crisis Prevention Institute. A brief description of each competitor follows.

Pinkerton (http://www.ci-pinkerton.com)

Pinkerton provides strategic assessment planning and consulting.

Pinkerton consultants conduct all assessments by working with a company's key leadership to compare a firm's current practices with the best practices in security management systems, human resources, physical security, workplace procedures and crisis management plans.

Pinkerton has long been regarded as one of the most competent and thorough security consulting firms in the world. They are a team of experienced professionals who have diverse security expertise in threat and vulnerability identification, facility assessment, multiple investigative services, computer and network vulnerability and penetration testing, and other security consulting specialties

No financial information is available to the public for Pinkerton, since it is a private company.

Crisis Prevention Institute, Inc. (http://www.crisisprevention.com)

For more than 25 years, CPI has provided services for crisis prevention and intervention training and resources supporting the work of helping professionals and those whom they serve. Since the company's inception, and now in its third decade, CPI remains on the forefront of critical issues and best practices in behavior management—based on its founding philosophy of providing care, welfare, safety and security for everyone involved in a crisis moment.

CPI was established in 1980 for human service professionals to address the need for training methods for managing disruptive and assault behavior in workplace settings.

Since 1980, more than 5 million human service professionals around the world have participated in CPI's training program to learn its proven strategies for safely resolving situations when confronted by anxious, hostile or violent behavior.

No financial information is available to the public for the Crisis Prevention Institute, Inc, since it is a private company.

The other market that we compete in is safety training (at our facility). Our major competitors in this market are Thunder Ranch, Black Water and Front Sight. Small private shooting ranges in the state of North Carolina also compete with us, to a lesser degree. A brief description of each competitor follows.

Thunder Ranch (http://www.thunderranchinc.com)

In 1993, Thunder Ranch, Inc. opened to provide innovative training, as well as numerous shooting range designs and functions of a type not seen before in one facility. Clint Smith, President of Thunder Ranch, is a contributor to American Handgunner, GUNS and SWAT magazines and has published articles in many other national and international publications.

Black Water (http://www.blackwaterusa.com)

Blackwater Security Consulting is a strategic division of Blackwater USA. Blackwater USA has historically provided a spectrum of support to military, government agencies, law enforcement and civilian entities in training, targets and range operations as a solution provider. Blackwater Security Consulting has its roots in the Special Operations community and continues to sustain the skills acquired over the years. These skills are effective tools that support both national and commercial objectives. Their staff has experience worldwide and is renowned for dealing with high-risk situations and complex operations. They provide the client with veteran military, intelligence and law enforcement professionals with demonstrated field operations performance tempered with mature experience in both foreign and domestic requirements. They employ highly motivated and professional operators, all drawn from various U.S. and international Special Operations Forces, Intelligence and Law Enforcement organizations. They focus on physical and personal security, personal security/risk and assessments, and training.

Front Sight (http://www.frontsight.com)

Front Sight has become the largest and most respected firearms training institute in the world. Front Sight teaches proven, real-world techniques, delivered in an efficient manner, by the industry's most select group of firearms trainers. Front Sight provides curriculum, facilities and instructors for all levels of students from beginner to master. Front Sight delivers firearms training to tens of thousands of students per year.

All three of the above-named competitors are private companies; therefore no financial or market strength disclosure is available.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

All competitors compete on both pricing and service. A list of our firearms training prices is attached as Exhibit 7. For all the other training services we provide, we submit a proposal to the client depending on the types of training and services they require. Although there are many small private shooting range facilities in our target market, none of the facilities offer the large array of training services we do. The small shooting range facilities will compete with us for police department business. Many police departments choose to work with our company because of our larger facilities and training courses. This securities offering will allow us to increase the size of our facilities/services, and thus, allow us to capture a larger share of our target market.

Our competitive advantage is that we can provide both security consulting at a client facility plus in-depth training at our own facility. We can arrange to go to a client's facility and train them then we can invite them to come to our facility to learn more about specific in-depth training techniques that maybe needed. Or we can invite groups to our training facility, then they can go back and refer us to their Company, which invites us to come in and give a security presentation. Our business model is scalable and customer oriented. We can tailor any package to any individual or group.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Our target market is divided among Business-to-Business, Government and Business-to-Consumer segments. We have developed a 10 year track record of serving local police and state law enforcement, as well as hospitals and corporations. We will build from this platform to attract attention to our facility and training seminars. In addition to our already established platform, we will launch a marketing campaign to attract businesses and consumers located in the Southeastern United States. Marketing methods will include the following:

- Sending out announcements about our training and facilities to existing clients and new potential clients. We will target multiple departments in a number of neighboring States.
- Creating detailed brochures to be handed out at seminars and booths.
- Advertising in publications such as "Police Magazine", "Nurses Journal" and other similar periodicals.
- Advertising in newspapers located within 100 miles of the Company's physical location.
- Marketing our website through internet search engines and Google/Overture click ads.
- Hiring a marketing firm to help brand our identity and create a marketing campaign on a national scale with in the next 2 years.
- Giving presentations and volunteering as a guest speaker at industry or target market related functions and seminars.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $ None______
(a recent date)

As of ____/____/____ $ None______
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

This question as written does not apply to our model of doing business. There are no firm orders per se in this industry. Our growth is a direct result of individual service for individual needs. Our sales are not seasonal or cyclical.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have 50 contract trainers. All trainers serve in operations. We anticipate adding four employees within the next 12 months. We are not subject to any collective bargaining agreements. Our employees are not on strike, or have been in the past three years, or are threatening to strike. We currently pay our trainers on Form 1099. We offer no supplemental benefits or incentive arrangements.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Elite Safety Concepts, training center is a facility that provides a variety of tactical opportunities to train law enforcement, security, and civilians wanting to learn how to protect themselves. Our facility is situated on 32 acres of mountain land. It has hilly, rolling, flat, wooded and clear areas. The location provides for privacy and security as well as a diversity of training environments.

The Company leases rather than own its property. In 2004, the Company began to lease its training facilities from Randy Martin. Payments due under the lease are $250.00 per month, renewable yearly. A copy of the lease agreement is attached as Exhibit 8. We plan to purchase approximately 100 acres of neighboring land to expand our facility. We plan to pay cash for that purchase.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Our operations are not dependent on, and are expected to be dependent upon, patents, copyrights, trade secrets, or other proprietary information. No money was expended for research and development during the last fiscal year, and no money is expected to be spent on research and development this year.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicates the nature and extent of regulation and its effects or potential effects upon the Company.

The EPA has several regulations concerning lead at firing ranges. The manual explains how environmental laws are applicable to lead management and presents a number of successful best management practices available to the shooting range community. Attached is a portion of the EPA's Best Practices manual Exhibit 9 that explains in detail the laws concerning lead and firing ranges.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

We have no subsidiaries of the Company.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Elite Safety Concepts was incorporated in February 1995. Our first client was located in Hickory, NC. ESC certified the security officers that worked for that company. The certifications included the following: PR-24 Police Baton, Defensive Tactics and Handcuffing.

The client then decided to incorporate our training in all of its local plants. This training was competency based and court defensible. In the following years more and more clients began calling for training. As the years went by, there became a need for a firearms training range and training rooms.

The range began in 1996 as a place to certify citizens on carrying concealed classes but has been used by the NC State Bureau of Investigations, NC Highway Patrol, classified training for Special OPS, The US military and various law-enforcement agencies from all of the states surrounding North Carolina.

From 1996 to the present we have just been continuing to grow our client base and build out our facility. We had many law enforcement groups come to our facility to train in various techniques. We then began going on site to client's facilities to give presentations and seminars.

At present, Elite Safety Concepts has in operation 4 firearms ranges. Range #1 is a long gun range up to 125 yards. Range #2 is a 25 yard pistol and shotgun range. Range #3 is a tactical firearms range using buildings for entries and shooting through windows and doors at moving targets. This range also has a building for classrooms. Range #4 is called the Hole; in the Hole we have hallways for live fire and a large area that is used for live fire situations.

We have not had any acquisitions in the past five years. We do not have any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. We have not undergone any stock splits or stock dividends or recapitalizations in anticipation of this offering.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event of Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months after Proceeds when should be Completed
1) Hire and train new personnel	Hire 4 new trainers	3 months after proceeds
2) Finish the development of the classroom building to allow for more training classes.	Purchase furniture and hire contractor to complete	3 months after proceeds
3) Build model Tower/Residence building to be used for rappelling and fast roping training classes.	Hire contractor to build	5 months after proceeds
4) Build a model of a Motel/Mall to be used for tactical entry training classes.	Hire contractor to build	9 months after proceeds
5) Purchase and install real life simulator to be used for law-enforcement civilian training	Purchase units and install with contractor	9 months after proceeds
6) Build Lodging for guests and families to accommodate extended day classes	Hire contractor to build	Total lodging project will be built in phases starting in month 3. Full build-out to be completed by month 15.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

These milestones are based on large capital expenditures and are therefore very contingent on the rate at which capital can be acquired for the Company. If we are not able to raise full stated proceeds in month one, then we won't be able to follow the milestone schedule. Additional delays may be caused by weather and the inability to rapidly hire out-side contractors.

As to liquidity, we can maintain operations at or near current levels (as we have been doing for ten years), without additional capital, but in order to expand along the lines set forth in our milestones, we will need additional capital. Delays in receiving capital will delay expansion, but not basic operations.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $(3201)____________ ($0____________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   The company had a net loss.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $(5,336)____________ ($0____________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The net tangible book value per share is substantially less than these offerings because we are planning on adding value to the company with the assets we acquire.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   The company has not sold or issued any securities during the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 33 %
   If the minimum is sold: 0 %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

   If the maximum is sold:
   $15,000,000 *

   If the minimum is sold:

$10,000,000 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: None. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0 .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$0.00	$5,000,000
Less: Offering Expenses	0	0
Net Proceeds from Offering	$0.00	$5,000,000
Use of Net Proceeds		
Training Personnel Payroll Reserve		$200,000
Land acquisitions		$600,000
Town/Residence Training Facility		$250,000
Motel/Mall Training Facility		$300,000
Real Life Simulator Equipment and Facility		$200,000
Lodging Construction for Guests		$1,000,000
Commercial Kitchen		$500,000
Hospitality Facilities for Guests (Weight room, pools, etc.)		$800,000
Branding: Marketing Firm		$100,000
Company Vehicles		$50,000
Property Maintenance Reserve		$200,000
Marketing Budget		$800,000
Total Use of Net Proceeds		$5,000,000
	$0.00 100%	$5,000,000 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The priorities are the same as shown in the milestone chart on pg. 16.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

    No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

    (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

    No material part of the proceeds is to be used to discharge indebtedness.

    (c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

    No material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business.

    (d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

    No amount of the proceeds is to be used to reimburse any officer, director, employee, or stockholder for services already rendered , assets previously transferred, or monies loaned or advanced or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

    We do not have or anticipate having within the next 12 months any cash flow or liquidity problems and we are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

    The proceeds from this offering will satisfy our cash requirements for the next 12 months. It will not be necessary to raise additional funds.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding As of: 12/31/04 (date)	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate __%)	$12,539	$12,539	$12,539
Long-term debt (average interest rate __%)	$0.00	$0.00	$0.00
Total debt	$12,539	$12,539	$12,539
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
________	$0	$0	$0
________	$	$	$
________	$	$	$
Common stock — par or stated value	$8,751	$8,751	$5,000,000
Additional paid in capital	$	$	$
Retained earnings (deficit)	$(14,087)	$(14,087)	$(14,087)
Total stockholders equity (deficit)	$(14,087)	$(14,087)	$5,014,087
Total Capitalization	$7,203	$7,203	$5,001,548
________	$	$	$

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
0		$
		$
		$

Number of common shares authorized shares. 500,000,000 Par or stated value per share, if any: $no par value

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________
[ ] Other: ____________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ____________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___ /___ /___
Date when conversion expires: ___ /___ /___

17. (a) If securities are notes or other types of debt securities:

These securities are not notes or any other types of debt securities.

(1) What is the interest rate?______%
If interest rate is variable or multiple rates, describe: ____________

(2) What is the maturity date?___ /___ /___
If serial maturity dates, describe: ____________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee ____________

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ____________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $__________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $__________

How much indebtedness is junior (subordinated) to the securities? $ __________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

No notes or other types of debt securities are being offered.

		Last Fiscal Year		
		Actual	Pro Forma	
			Minimum	Maximum
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

The securities are not Preference or Preferred stock.

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

There are no loans or financing arrangements to impose any dividend restrictions.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 0________

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: We are not using selling agents in this offering.

Name:	____________	Name:	____________
Address:	____________	Address:	____________
	____________		____________
Telephone No.:	( )____________	Telephone No.:	( )____________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

We are not using selling agents or finders in this offering.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

We are not using selling agents or finders in this offering.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Randy Martin	Name:	
Address:	2389 Mills Cove Pl.	Address:	
	Lenoir, NC 28645		
Telephone No.:	(828) 758-8425	Telephone No.: ( )	

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is not limited to a special group, nor is it limited to a certain number of individuals, nor is it subject to any limitations or restrictions.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

We are not using an escrow agent.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

We are not using an escrow agent.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[ ] No

There will be no escrow period.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares are restricted under Rule 144. The restrictions will terminate according to the provisions of Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

We have not paid dividends, made distributions upon our stock or redeemed any securities within the last five years.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President

Name: Randy Martin Age: 49

Office Street Address: 2389 Mills Cove Pl. Lenoir, NC 28645 Telephone No.: (828) 758-8425

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Martin has held the position of President at Elite Safety Concepts, Inc for the past ten years.

His responsibilities have included the following: To write, direct, coordinate and review the educational services provided by ESC; to instruct classes in all divisions; to coordinate assigned activities with other businesses and outside agencies; and to provide highly responsible administrative support to the Board of Directors. He also coordinates and participates in the development and administration of the training programs provided by ESC.

He is also responsible to direct, oversee and participate in the development of new training programs; assign work activities, projects and programs; monitor workflow; review attendance records; review and evaluate work products, methods and procedures. Further as President he will also recruit, train, motivate and evaluate instructional personnel; provide or coordinate staff training; work with officers to correct deficiencies; implement discipline and termination procedures. Recruit and hire new instructors. Develop, review and revise program publications, publicity and other activities.

From 1995 to the present, Mr. Martin's full time employment has been as President of Elite Safety Concepts, Inc. From 1977-1994 Mr. Martin was a full time police officer in West Virginia and North Carolina. He also served as a part time police trainer for Caldwell County. He also currently serves as a part time trainer for the Caldwell County Sheriff's Department.

Mr. Martin has an extensive background in training. During his career, he has served as a tactical team member and is a defensive tactics advisor to several state agencies. Mr. Martin has certifications in numerous areas of the criminal justice system and has also instructed medical facilities, private security, corporations, colleges and law-enforcement agencies throughout the United States. He is also a certified international instructor trainer in Police Batons, Defensive Tactics, Handcuffing, Firearms and Aggressive Behavior Management. He is considered one of the leading authorities on Aggressive Behavior Management in both the law-enforcement and healthcare professions, and is a published author in the field.

Education (degrees, schools, and dates):

Caldwell Community College Hudson, NC	1983-1985	Business
Law-Enforcement Training	1977-present	Certified Training Hours 6,575

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer: Title: ______

Name: ______ Age: ______

Office Street Address: Telephone No.: ( ) ______

______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: ______________________________
Name: ________Randy Martin____________________ Age: ______________________ Office Street Address:
Telephone No.: ( )____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

See Item 29 above

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: ____ Age: ______________

Title: ____

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ____ Age: ______________

Title: ____

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: 1________ If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors are elected annually. Mr. Martin is the sole director.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: ____ Age: ______________

Title: ______________________________

Office Street Address: ______________________________ Telephone No.: ( ) __________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: ______________________________ Age: __________

Title: ______________________________

Office Street Address: ______________________________ Telephone No.: ( ) __________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ______________________________ Age: __________

Title: ______________________________

Office Street Address: ______________________________ Telephone No.: ( ) __________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

Before starting Elite Safety Concepts, Inc Randy Martin worked as a training Sergeant for the Lenoir Police Department.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The company has conducted operations and is not in the development stage.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

All of the Company's key personnel are employees of the Company.

(d) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company has no key man life insurance policies on any of its Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

No petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such person was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Randy Martin	.001	8,751,000	87%	8,751,000	58%

Office Street Address:
2389 Mills Cove Pl.
Lenoir, NC 28645___

Telephone No. (828)_758-8425

Principal occupation: President______

37. Number of shares beneficially owned by Officers and Directors as a group:
8,751,000

Before offering: 8,751,000___________shares (87% of total outstanding)
After offering: a) Assuming minimum securities sold: _0_ shares (0% of total outstanding)
b) Assuming maximum securities sold: _5,000,000_ shares (58% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders is related by blood or marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10%

stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not made loans or is doing business with any of its Officers, Directors, key personnel, or 10% stockholders or any of their relatives within the last two years, or proposes to do so within the future.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0.00	$0.00
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:		
Others:		
Total:	$0	$0
Directors as a group (number of persons__)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

The company plans to pay Randy Martin a salary of $80,000. No remuneration has been unpaid in prior years.

(c) If any employment agreements exist or are contemplated, describe:

No employment agreements exist or are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

No shareholder approval required.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Our key person owns a majority of the Company and is the sole director & President. It's in his best interest to stay with the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

No past, pending or threatened litigation or administrative action which has had or my have a material effect upon the Company's business, financial condition, or operations.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

We do not anticipate any significant tax benefits will be available to investors in this offering.

Name of Tax Advisor: ______________________________
Address: ______________________________
Telephone No. ( )___ - __________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

There are no other material factors, either adverse or favorable, that will or could affect the Company or its business or which are necessary to make any other information in this Disclosure Document not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

ELITE SAFETY CONCEPTS, INC.

December 31, 2004

Traci J. Anderson, CPA
Certified Public Accountant

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Elite Safety Concepts, Inc.

We have audited the accompanying balance sheets of Elite Safety Concepts, Inc. as of December 31, 2004, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elite Safety Concepts, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Traci J. Anderson, CPA

November 28, 2005

ELITE SAFETY CONCEPTS, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	7,203
TOTAL CURRENT ASSETS		7,203
TOTAL ASSETS	$	7,203

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES		
Notes Payable	$	12,539
		12,539
STOCKHOLDERS' DEFICIT		
Common stock (no par value, 1,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2004)		-
Additional Paid in Capital		-
Retained Deficit		(5,336)
TOTAL STOCKHOLDER'S DEFECIT		(5,336)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFECIT	$	7,203

ELITE SAFETY CONCEPTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Service Revenue	$ 35,246	$ 16,201
TOTAL REVENUE	$ 35,246	$ 16,201
EXPENSES:		
Operating Expenses		
Selling, general, and administrative	$ 37,937	$ 15,318
TOTAL EXPENSES	37,937	15,318
OPERATING INCOME (LOSS)	(2,691)	883
Interest Expense	510	-
	510	-
NET INCOME (LOSS)	$ (3,201)	$ 883
Net income (loss) per share- basic and fully diluted	$ -	$ -
Weighted average shares outstanding	*	*

* less than $.01

ELITE SAFETY CONCEPTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (3,201)	$ 883
Adjustments to reconcile net (loss) to net cash used in operations:		
Non-cash items		
Accounts Payable	-	(630)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,201)	253
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock		
Notes Payable	10,000	-
Contributions of capital	(100)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,900	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,699	253
CASH AND CASH EQUIVALENTS:		
BEGINNING OF THE YEAR	504	251
END OF THE YEAR	$ 7,203	$ 504

ELITE SAFETY CONCEPTS, INC.

STATEMENT OF STOCKHOLDER'S DEFECIT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Shares (000's)	Common Stock $	Additional Paid-in Capital	Retained Deficit
Balances, January 1, 2003	1,000	$ -	$ -	$ (3,018)
Contribution of Capital by Owner	-	-	100	-
Net Income for the year	-	-	-	883
Balances, December 31, 2003	1,000	$ -	$ 100	$ (2,135)
Distribution of Capital to Owner	-	-	(100)	-
Net income for the year	-	-	-	(3,201)
Balances, December 31, 2004	1,000	$ -	$ -	$ (5,336)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity—Elite Safety Concepts, Inc. was incorporated in the state of North Carolina on February 2, 1995. The Company provides specialized training for the public and private sectors. The specialized training ranges from violence in the workplace and crime prevention to self-defense, policy writing and investigations.

Cash and Cash Equivalents—For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management's Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—The Company's revenue is recognized when services are rendered.

Comprehensive Income (Loss)—The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 130, *"Reporting Comprehensive Income"*, which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. There were no items of comprehensive income (loss) applicable to the Company during the periods covered in the consolidated financial statements.

Advertising Costs—advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense totaled $836 and $0 for the years ended December 31, 2004 and 2003, respectively.

Net Loss per Common Share—Statement of Financial Accounting Standard (SFAS) No. 128 requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the EPS computations. Basic earnings per share amounts are based on the weighted average shares of common stock outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the period presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable and payable approximate fair value based on the short-term maturity of these instruments.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Impairment of Long-Lived Assets—The Company evaluated the recoverability of its property and equipment, and other assets in accordance with Statements of Financial Accounting Standards (SFAS) No. 121, *"Accounting for the Impairment of Long-Lived Assets to be Disposed of"* which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate.

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, *"Accounting for Asset Retirement Obligations"* which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect SFAS No. 143 to have a material effect on its consolidated financial condition or consolidated cash flows.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No. 144 generally establishes a standard framework to measure the impairment of long-lived assets and expands the Accounting Principles Board ("APB") 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to include a component of the entity (rather than a segment of the business). SFAS No.144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material effect on its consolidated financial condition and consolidated cash flows.

In April of 2002, Statement of Financial Accounting Standards (SFAS) No. 145 was issued which rescinded SFAS Statements 4, 44, and 64, amended No. 13 and contained technical corrections. As a result of SFAS No. 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity's recurring operations. The Company does
not expect SFAS No. 145 to have a material effect on its financial condition or cash flows. The Company will adopt SFAS on January 1, 2004.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Recent Accounting Pronouncements (cont'd)
In July of 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)"*.
SFAS No. 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect SFAS No. 146 to have an impact its financial statements once adopted on January 1, 2004.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), *"Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees or Indebtedness of Others"*, which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 148, *"Accounting for Stock-Based Compensation Transition and Disclosure"*—an amendment to SFAS No. 123 (SFAS No. 148), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company adopted the disclosures provisions of SFAS No. 148 for the quarters ending after December 15, 2002.

In January 2003, the EITF released Issue No. 00-21, (EITF 00-21), *"Revenue Arrangements with Multiple Deliveries"*, which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard will not have an impact on the Company's financial statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Recent Accounting Pronouncements (cont'd)
In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 establishes standards for how companies classify and measure certain financial with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some characteristics). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the Company's financial statements.

NOTE B—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2004 and 2003 are summarized as follows:

Cash paid during the years for interest and income taxes:

	2004	2003
Income Taxes	$ 0	$ 0
Interest	$ 510	$ 0

NOTE C—INCOME TAXES

The Company was organized as an S-corporation, and all income is passed through to the owner of the corporation on a K-1. Therefore, the Company does not pay corporate income taxes.

NOTE D—SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, *"Disclosures about Segments of an Enterprise and Related Information."* This statement requires companies to report information about operating segments in interim and annual consolidated financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2004 and 2003.

NOTE E—EQUITY

During 2004 and 2003, the Company did not issue any common shares.

NOTE F—COMMITMENTS/RELATED PARTY TRANSACTION

In 2004, the Company began to lease its training facilities from the sole stockholder. Payments due under the lease are $250 per month.

Rent expense was $3,000 and $0 in 2004 and 2003, respectively.

Future minimum rental payments as of December 31, 2004 in the aggregate and for each of the two succeeding years are as follows:

Year	Amount
2005	$3,000
2006	3,000
Total	$6,000

NOTE G—NOTES PAYABLE

Notes payable at December 31, 2004 consist of the following:

Unsecured loan from a related party. Bearing 6% interest. Monthly payments in the amount of $300.00 (principal and interest)	$10,000
Unsecured loan from a related party. Bearing 0% interest.	2,539
Total Current Portion	$12,539

* On the 0% interest bearing note, the Company imputed interest on the notes using a rate of 10%. The effects of these notes are included in the financial statements therein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    Our financial statements showed a loss in net income. This loss was due to building improvements and expenses we incurred while improving our training facility and our firing ranges. One of the steps we are taking to address this cause is raising money through this offering. We have developed a full milestone chart for our growth strategy using the proceeds we receive from this offering. If we do not raise the maximum funds then we will use the funds we are able to raise to maximize our growth plan.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    Our financial statements showed a net profit in 2003 and a net loss in 2004. This is due to our business growing and expanding. We have had significant revenues due to the popularity and interest in the industry. We expect to have significant changes in the next 12 months. We are raising proceeds through this offering that will allow us to grow and improve our facility. It will also allow us to increase our marketing approaches and target new markets. Since this industry is new and evolving there are always new market segment for us to approach. Since our business model is very scalable we can adapt with any of the new trends in the industry in the next 12 months.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for next year of operations? Approximately _____%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

    Our business is services. We do not require any raw materials.

50. Foreign sales as a percent of total sales for last fiscal year: __0___%. Domestic government sales as a percent of total domestic sales for last fiscal year: __0__%. Explain the nature of these sales, including any anticipated changes:

    No change is anticipated.

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance:
(i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds there from have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)

By ________________________________

Date __/__/__

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

Exhibits Index

Exhibit Number	Exhibit Description
1	Articles of Incorporation (Charter) & Bylaws
2	Form of Stock Certificate
3	Legal Opinion
4	Financial Advisory Agreement with A-Z Consulting, Inc.
5	Consent of Bruce Pritchett L.C.
6	Consent of Traci J. Anderson, CPA
7	Elite Safety Concepts, Inc Pricing List
8	Lease Agreement
9	EPA Best Practices Model Excerpt

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lenoir, State of North Carolina, on December 15, 2005.

(Issuer) Elite Safety Concepts, Inc.

By (Signature and Title) Randy W. Mott President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Randy W. Mott

(Title) Director, President, CFO, Secretary

(Date) 12-15-05

Exhibit 1

2

STATE OF NORTH CAROLINA



Department of The Secretary of State

To all whom these presents shall come, Greetings:

I, Rufus L. Edmisten, *Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of*

ARTICLES OF INCORPORATION
OF
ELITE SAFETY CONCEPTS, INC.

the original of which was filed in this office on the 2nd *day of* February, 1995.



IN WITNESS WHEREOF, *I have hereunto set my hand and affixed my official seal at the City of Raleigh, this* 2nd *day of* February, 1995.

Rufus L. Edmisten

Secretary of State

21

STATE OF NORTH CAROLINA

C-0361473
FILED
9:00 AM
FEB 02 1995
EFFECTIVE
RUFUS L. EDMISTEN
SECRETARY OF STATE
NORTH CAROLINA

STATE OF NORTH CAROLINA

COUNTY OF CALDWELL

95 020 5087

ARTICLES OF INCORPORATION

The undersigned incorporator hereby forms a business corporation pursuant to the North Carolina Business Corporation Act, and to that end hereby sets forth:

1. The name of the Corporation is Elite Safety Concepts, Inc.

2. The authorized capital of the Corporation shall consist of 1000 shares of Common Stock.

3. The mailing address of the initial registered office of the Corporation is 805 Presnell Drive Lenoir, North Carolina 28645 (Caldwell County). The street address is 805 Presnell Drive, Lenoir, North Carolina 28645 (Caldwell County).

4. The name of the initial registered agent of the Corporation is Timothy L. Cherry.

5. Except as otherwise provided in the North Carolina Business Corporation Act, the Board of Directors of the Corporation shall have the power, without the assent or vote of the shareholders, to adopt, amend or repeal the Bylaws of the Corporation.

6. To the fullest extent permitted by applicable law, no director of the Corporation shall have any personal liability arising out of any action whether by or in the right of the Corporation or otherwise for monetary damages for breach of any duty as a director. This Article shall not impair any right to indemnity from the Corporation that any director may now or hereafter have. Any repeal or modification of this Article shall be prospective only and shall not adversely affect any limitation hereunder on the personal liability of a director with respect to acts or omissions occurring prior to such repeal or modification.

7. The name and address of the incorporator is: H. Houston Groome of Whisnant, Simmons, Groome, Tuttle & Pike, Post Office Box 776, Lenoir, North Carolina 28645.

IN WITNESS WHEREOF, the incorporator has executed these Articles of Incorporation, this the 19th day of January, 1995.



H. Houston Groome, Jr.
Incorporator

Date Filed: 12/13/2005 10:00:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C200534600489

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
BUSINESS CORPORATION

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is: **Elite Safety Concepts, Inc.**

2. The text of each amendment adopted is as follows (*State below or attach*):

   Article Number 2: The authorized capital of the corporation shall consist of 500,000,000 shares of common stock at no par value.

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

   NONE

4. The date of adoption of each amendment was as follows: December 8, 2005

5. (Check either a, b, c, or d, whichever is applicable)

   a._____The amendment(s) was (were) duly adopted by the incorporators prior to the issuance of shares.
   b._____The amendment(s) was (were) duly adopted by the board of directors prior to the issuance of shares.
   c._____The amendment(s) was (were) duly adopted by the board of directors without shareholder action as shareholder action was not required because (*set forth a brief explanation of why shareholder action was not required.)*

   d.__X__The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6. These articles will be effective upon filing, unless a delayed time and date is specified:

____

____

This the 8th day of December, 2005.

ELITE SAFETY CONCEPTS, INC.
Name of Corporation



Signature

Randy W. Martin, President
Type or Print Name and Title

NOTES:
1. Filing fee is $50. This document must be filed with the Secretary of State.

BY-LAWS of ELITE SAFETY CONCEPTS, INC.

Article I.

OFFICES

Section 1. Principal office. The principal office of the corporation shall be located a such place as the Board of Directors may fix from time to time.

Section 2. Registered office. The registered office of the corporation required by law to be maintained in the State of North Carolina may be, but need not to be, identical with the principal office.

Section 3. Other offices. The corporation may have offices at such other places, either within or without the State of North Carolina, as the Board of Directors may designate or as the affairs of the corporation may require from time to time.

Article II.

MEETINGS OF SHAREHOLDERS

Section 1. Place of meetings. All meetings of shareholders shall be held at the principal office of the corporation, or at such other place, either within or without the State of North Carolina, as shall in each case be (i) fixed by the President, the Secretary, or the Board of Directors and designated in the notice of the meeting or (ii) agreed upon by a majority of the shareholders entitled to vote at the meeting.

Section 2. Annual meetings. The annual meeting of shareholders shall be held at 10:00 o'clock A.M. on the Second Tuesday in January of each year for the purposes of electing directors of the corporation and for the transaction of such other business as may be properly brought before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

Section 3. Substitute annual meeting. If the annual meeting shall not be held on the day designated by these bylaws, a substitute annual meeting may be called in accordance with the provisions of Section 4 of the Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting.

Section 4. Special meetings. Special meetings of the shareholders may be called at any time by the President, the Secretary, or the Board of Directors, and shall be called pursuant to the written request of the holder of not less than one-tenth of all the votes entitled to be case on any issue proposed to be considered at the meeting.

Section 5. Notice of meetings. Written notice starting the date, time, and place of the meeting shall be given not less than ten nor more than sixty days before the date of any shareholders' meeting, either by personal delivery, or by telegraph, teletype, or other form or wire or wireless communication, or by facsimile transmission or by mail or private carrier, by or at the direction of the Board of Directors, the President, the Secretary, or other person calling the meeting, to each shareholder entitled to vote at such meeting; provided that such notice must be given to all shareholder with respect to any meeting at which a merger or share exchange is to be considered and in such other instances as required by law. If mailed, such notice shall be deemed to be effective when deposited in the United States mail, correctly addresses to the shareholder at the shareholder's address as it appears on the current record of shareholders of the corporation, with postage thereon prepaid.

In the case of a special meeting, the notice of meeting shall include a description of the purpose or purposes for which the meeting is called; but, in the case of an annual or substitute annual meeting, the notice of meeting need not include a description of the purpose or purposes for which the meeting is called unless such a description is required by the provisions of the North Carolina Business Corporation Act.

When a meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment and if a new record date is not fixed for the adjournment meeting (which must be done if the new date is more than 120 days after the date of the original meeting), notice of the adjourned meeting must be given as provided in this section to persons who are shareholders as of the new record date.

Section 6. Waiver of notice. Any shareholder may waive notice of any meeting before or after the meeting. The waiver must be in writing, signed by the shareholder, and delivered to the corporation for inclusion in the minutes of filing with the corporate records. A shareholder's attendance, in person or by proxy, at a meeting (a) waives objection to lack of notice or defective notice of the meeting, unless the shareholder or his proxy at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (b) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder or his proxy objects to considering the matter before it is voted upon.

Section 7. Shareholder's list. Before each meeting of shareholders, the Secretary of the corporation shall prepare an alphabetical list of the shareholders entitled to notice of such meeting. The list shall be arranged by voting group (and within each voting group by class or series of shares) and show the address of and number of shares held by each shareholder. The list shall be kept on file at the principal office of the corporation, or at a place identified in the meeting notice in the city where the meeting will be held, for the period beginning two business days after notice of the meeting is given and continuing through the meeting, and shall be available at the meeting and shall be subject to inspection by any shareholder, his agent or attorney, at any time during the meeting or any adjournment thereof.

Section 8. Voting Group. All shares of one or more classes per series that under the articles of incorporation or the North Carolina business Corporation Act are entitled to vote and be counted together collectively on a matter at a meeting of shareholders constitute a voting group. All shares entitled by the articles of incorporation or the North Carolina Business Corporation Act to vote generally on a matter are for that purpose a single voting group. Classes or series of shares shall not be entitled to vote separately by voting group unless expressly authorized by the articles of incorporation or specifically required by law.

Section 9. Quorum. Shares entitled to vote as a separate voting group may take action on a matter at the meeting only if a quorum of those shares exists. A majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter.

Once a share is represented for any purposes at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

In the absence of a quorum at the opening of any meeting of shareholders, such meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn; and, subject to the provisions of Section 5 of this Article II, at any adjourned meeting any business may be transacted that might have been transacted at the original meeting if a quorum exits with respect to the matter proposed.

Section 10. Proxies. Shares may be voted either in person or by one or more proxies authorized by a written appointment of proxy signed by the shareholder or by his duly authorized attorney in fact. An appointment of proxy is valid for eleven months from the date of its execution, unless a different period is expressly provided in the appointment form.

Section 11. Voting of shares. Subject to the provision of the articles of incorporation, each outstanding share shall be entitled to one vote on each matter voted on at a meeting of shareholders.

Except in the election of directors as governed by the provisions of Section 3 of Article III, if a quorum exits, action on a matter by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless a greater vote is required by law or the articles of incorporation or these bylaws.

Absent special circumstances, shares of the corporation are not entitled to vote if they are owned, directly or indirectly, by another corporation in which the corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation; provided that this provision does not limit the power of the corporation to vote its own shares held by it in a fiduciary capacity.

Section 12. Informal action by shareholders. Any action that is required or permitted to be taken at a meeting or the shareholders may be taken without a meeting if one or more written consents, describing the action so taken, shall be signed by all of the shareholders who would be entitled to vote upon such action at a meeting, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

If the corporation is required by law to give notice to nonvoting shareholders of action to be taken by unanimous written consent of the voting shareholders, then the corporation shall give the nonvoting shareholders, if any, written notice of the proposed action at least ten days before the action is taken.

Article III.

BOARD OF DIRECTORS

Section 1. General powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors.

7.

Section 2. Number and qualifications. The number of directors constituting the Board of Directors shall be two. The shareholders or Board of Directors may from time to time change the number of directors by amendment of these bylaws, but the Board may not increase or decrease the number of directors by more than thirty percent (30%) during any twelve-month period. Directors need to be residents of the State of North Carolina or shareholders of the corporation.

Section 3. Election. Except as provided in Section 6 of this Article III, the directors shall be elected at the annual meeting of shareholders. Those persons who receive the highest number of votes at a meeting at which a quorum is present shall be deemed t have been elected.

Section 4. Term or directors. Each initial director shall hold office until the first shareholder's meeting at which directors are elected, or until such director's death, resignation, or removal. The term of every other director shall expire at the next annual shareholders' meeting following the director's election or upon such director's death, resignation, or removal. The term of a director elected to fill a vacancy expires at the next shareholder's meeting at which directors are elected. A decrease in the number of directors does not shorten an incumbent director's term. Despite the expiration of a director's term, such director shall continue to serve until a successor shall be elected and qualifies or until there is a decrease in the number of directors.

Section 5. Removal. Any director may be removed at any time with or without cause by a vote of the shareholders if the number of votes cast to remove such director exceeds the number of votes cst not to remove him. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. A director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director. If any directors are so removed, new directors may be elected at the same meeting.

Section 6. Vacancies. Any vacancy occurring in the Board of Directors, including without limitation a vacancy resulting from an increase in the number of directors or from the failure by the shareholders to elect the full authorized number of directors, may be filled by the shareholders or by the Board of Directors, whichever group shall act first. If the directors remaining in office don not constitute a quorum, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors. If the vacant office was held by a director elected by a voting group, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

Section 7. Chairman of Board. There may be a Chairman of the Board of Directors elected by the directors from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board of Directors and perform such other duties as may be directed by the Board.

Section 8. Compensation. The Board of Directors may provide for the compensation of directors for their services as such and for the payments or reimbursement of any or all expenses incurred by them in connection with such services.

Article IV.

MEETINGS OF DIRECTORS

Section 1. Regular meetings. A regular meeting of the Board of Directors shall be held immediately after, and at the same place as, the annual meeting of shareholders. In addition, the Board of Directors may provide, by resolution, the time and place, either within or without the State of North Carolina, for the holding of additional regular meetings.

Section 2. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, if any, by the President or by any one director. Such a meeting may be held either within or without the State of North Carolina, as fixed by the person or persons calling the meeting.

Section 3. Notice of meetings. Regular meetings of the Board of Directors may be held without notice. The person or person calling a special meeting of the Board of Directors shall, at least two days before the meeting, give or cause to be given notice thereof by usual means of communication. Such notice need not specify the purpose for which the meeting is called. Any duly convened regular or special meeting may be adjourned by the directors to a later time without further notice.

Section 4. Waiver of notice. Any director may waive notice of any meeting before or after the meeting. The waiver must be in writing, signed by the director entitled to the notice, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. A director's attendance at or participation in a meeting waives any required notice of such meeting unless the director at the beginning of the meeting, or promptly upon arrival, objects to holding the meeting or to transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 5. Quorum. Unless the article so incorporation or these bylaws provide otherwise, a majority of the number of directors fixed by or pursuant to these bylaws shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, or if no number is so fixed, the number of directors in office immediately before the meeting begins shall constitute a quorum.

Section 6. Manner of acting. Except as otherwise provided in the articles of incorporation or these bylaws, including Section 9 of this Article IV, the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Presumptive of assent. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate actin is taken is deemed to have assented to the action taken unless (a) he objects at the beginning of the meeting, or promptly upon his arrival, to holding it or to transacting business at the meeting, or (b) his dissent or abstention from the action taken is entered in the minutes of the meeting, or (c) he files written notice of his dissent or abstention with the presiding officer of the meeting before its adjournment or with the corporation immediately after the adjournment of the meeting. Such right of dissent or abstention is not available to a director who votes in favor or the action taken.

Section 8. Action without meeting. Action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board. The action must be evidenced by one or more written consents signed by each director or before or after such action, describing the action taken, and included in the minutes or filed with the corporate records.

Section 9. Committees of the Board. The Board of Directors may create an Executive Committee and other committees of the board and appoint members of the Board of Directors to serve on them. The creation of a committee of the board and appointment of members to ut must be approved by the greater of (a) a majority of the number of directors in office when the action is taken or (b) the number of directors required to take action pursuant to Section 6 of this Article IV. Each committee of the board must have two or more members and, to the extent authorized by law and specified by the Board of Directors, shall have and may exercise all of the authority of the Board of Directors in the management of the corporation. Each committee member serves at the pleasure of the Board of Directors. The provisions in these bylaws governing meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board of Directors apply to committees of the board established under this section.

Article V.

OFFICERS

Section 1. Officers of the corporation. The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and such Vice-Presidents, Assistant Secretaries, Assistant Treasurers, and other officer as many from time to time be appointed by or under the authority of the Board of Directors. Any tow or more offices may be held by the same person, but no officer may act in more than one capacity where action of two or more officers is required.

Section 2. Appointment and term. The officers of the corporation shall be appointed by the Board of Directors or by a duly appointed officer authorized by the Board of Directors to appoint one or ore officers or assistant officers. Each official shall hold office unit his death, resignations, retirement, removal, disqualification, or is successor shall have been appointed.

Section 3. Compensation of officers. The compensation of all officers of the corporation shall be fixed by or under the authority of the Board of Directors, and no officer shall serve the corporation in any other capacity and receive compensation therefor unless such additional compensation shall be duly authorized. The appointment of an officer does not itself create contract rights.

Section 4. Removal. Any officer may be removed by the Board at any time with or without cause; but such removal shall not itself affect the officer's contract rights, if any, with the corporation.

Section 5. Resignation. An officer may resign at any time by communicating his resignation to the corporation, orally or in writing. A resignation is effective when communicated unless it specifies in writing alter effective date. If a resignation is made effective at a later date that is accepted by the corporation, the Board of Directors may fill the pending vacancy before the effective date if the Board provides that the successor does not take office until the effective date. An officer's resignation does not affect the corporation's contract rights, if any, with the officer.

Section 6. Bonds. The Board of Directors may by resolution require any officer, agent, or employee of the corporation to give bond to the corporation, with sufficient sureties, conditioned on the faithful performance of the duties of his respective office or position, and to comply with such other conditions as may from time to time be required by the Board of Directors.

Section 7. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the shareholders. He shall sign, with the Secretary, and Assistant Secretary, or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contract, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

Section 8. Vice-Presidents. In the absence of the President or in the event of his death, inability or refusal to act, the Vice-Presidents in the order of their length of service as such, unless otherwise determined by the Board of Directors, shall perform the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. Any Vice-President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be prescribed by the President or Board of Directors.

Section 9. Secretary. The Secretary shall: (a) keep the minutes of eh meetings of shareholders, of the Board of Directors, and of all committees in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) maintain and authenticate the records of the corporation and be custodian of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) sign with the President, or a Vice-President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (e) maintain and have general charge of the stock transfer books of the corporation; (f) prepare or cause to be prepared shareholder lists prior to each meeting of shareholders as required by law; (g) attest the signature or certify the incumbency or signature of any officer of the corporation; and (h) in general perform all duties incident to the office or secretary and such other duties as from time to time may be prescribed by the President or by the Board of Directors.

Section 10. Assistant Secretaries. In the absence of the Secretary or in the event of his death, inability or refusal to act, the Assistant Secretaries in the order of their length of service as Assistant Secretary, unless otherwise determined by the Board of Directors, shall perform the duties of the Secretary, and when so acting shall have all the powers of and be subject to all the restrictions upon the Secretary. They shall perform such other duties as may be prescribed by the Secretary, by the President, or by the Board of Directors. Any Assistant Secretary may sign, with the President or a Vice-President, certificates for shares of the corporation.

Section 11. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such depositories as shall be selected in accordance with the provisions of Section 4 of Article VI of these bylaws; (b) maintain appropriate accounting records as required by law; (c) prepare, or cause to be prepared, annual financial statements of the corporation that include a balance sheet as of the end of the fiscal year and an income and cash flow statement for that year, which statements, or a written notice of their availability, shall be mailed to each shareholder within 120 days after the end of such fiscal year; and (d) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be prescribed by the President or by the Board of Directors.

Section 12. Assistant Treasurers. In the absence of the Treasurer or in the event of his death, inability or refusal to act, the Assistant Treasurers in order of their length of service as such, unless otherwise determined by the Board of Directors, shall perform the duties of the Treasurer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Treasurer. They shall perform such other duties as may be prescribed by the Treasurer, by the President, or by the Board of Directors.

Article VI.

CONTRACTS, LOANS, CHECKS, AND DEPOSITS

Section 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by the Board of Directors. Such authority may be general or confined to specific interests.

Section 3. Checks and drafts. All checks, drafts, or other orders for the payment of money, issued in the name of the corporation, shall be singed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by the Board of Directors.

Section 4. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such depositories as may be selected by or under the authority of the Board of Directors.

Article VII.

SHARES AND THEIR TRANSFER

Section 1. Certificates for shares. The Board of Directors may authorize the issuance of some or all the shares of the corporation's classes or series without issuing certificates to represent such shares. If shares are represented by certificates, the certificates shall be in such form as required by law and as determined by the Board of Directors. Certificates shall be signed, either manually or in facsimile, by the President or a Vice-President and by the Secretary or Treasurer or an Assistant Secretary or an Assistant Secretary or an Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified and entered into the stock transfer books of the corporations. When shares are represented by certificates, the corporation shall issue and deliver, to each shareholder to whom such shares have been issued or transferred, certificates representing the shares owned by him. When shares are not represented by certificates, then within a reasonable time after the issuance or transfer of such shares, the corporation shall send the shareholder to whom such shares have been issued or transferred a written statement of the information required by law to be on certificates.

Section 2. Stock transfer book. The corporation shall keep a book or set of books, to be know as the stock transfer books of the corporation, containing the name of each shareholder of record, together with such shareholder's address and the number and class or series of shares held by him. Transfers of shares of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney authorized to effect such transfer by power of attorney duly executed and filed with the Secretary, and on surrender for cancellation of the certificate for such shares (if the shares are represented by certificates).

Section 3. Lost certificate. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the corporation claimed to have been lost or destroyed, upon receipt of an affidavit or such fact from the person claiming the certificate to have been lost or destroyed. When authorizing such issue of a new certificate, the Board of Directors shall require that the owner of such lost or destroyed certificate, or his legal representative, give the corporation a bond in such sum and with such surety or other security as the Board may direct as indemnity against any claim that may be made against the corporation with respect to the certificate claimed to have been lost or destroyed, except where the Board of Directors by resolution finds that in the judgment of the directors the circumstances justify omission of a bond.

Section 4. Fixing record date. The Board of Directors may fix a future date as the record date for one or more voting groups in order to determine the shareholders entitled to notice of a shareholder's meeting, to demand a special meeting, to vote, or to take any other action. Such record date may not be more than seventy days before the meeting or action requiring a determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholder's meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjournment of the meeting unless the Board of Directors fixes a new record date for the adjournment meeting, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

If no record date is fixed by the Board of Directors for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the close of the business on the day before the first notice of the meeting is delivered to shareholders shall be the record date for such determination of shareholders.

The Board of Directors may fix a date as the record date for determining shareholders entitled to a distribution or share dividend. If no record date is fixed by the Board of Directors for such determination, it is the date the Board of Directors authorizes the distribution or share dividend.

Section 5. Holder of record. Except as otherwise required by law, the corporation may treat the person in whose name the shares stand of record in its books as the absolute owner of the shares and the person exclusively entitled to receive notification and distributions, to vote, and to otherwise exercise the rights, powers, and privileges of ownerships of such shares.

13

of the beneficial owner; (iii) the number and class or series of shares registered in the name of the nominee as to which the beneficial owner shall be recognized as the shareholder; and (iv) the purposes for which the beneficial owner shall be recognized as the shareholder.

The purpose for which the corporation shall recognize the beneficial owner as the shareholder may include the following: (i) receiving notice of, voting at, and otherwise participating in shareholders' meetings; (ii) executing consents with respect to the shares; (iii) exercising dissenters' rights; (vi) receiving reports, financial statements, proxy statements, and other communications from the corporations; (vii) exercising any other rights or receiving any other benefits of a shareholder with respect to the shares.

The certificate shall be effective ten (10) business days after its receipt by the corporation and until it is changed by the nominee, unless the certificate specifies a later effective time or an earlier termination date.

If the certificate affects less than all of the shares registered in the name of the nominee, the corporation may require the shares affected by the certificate to be registered separately on the books of the corporation and be represented by a share certificate that bears a conspicuous legend stating that there is a nominee certificate in effect with respect to the shares represented by that share certificate.

Article VIII.

INDEMNIFICATION

Any person who at any time serves or has served as a director of the corporations, or who, while serving as a director of the corporation, serves or has served, at the request of the corporation, as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, or as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the corporation to the fullest extent permitted by law against (a) reasonable expenses, including attorneys' fees, incurred by him in connection with any threatened, pending, or completed civil, criminal, administrative, investigative, or arbitrative action, suit, or proceeding (and any appeal therein), whether or not

Exhibit 2



ELITE SAFETY CONCEPTS, INC.


SHARES

AUTHORIZED TO ISSUE 1,000 SHARES OF COMMON STOCK AT NO PAR VALUE

This Certifies That ______________________________

Is hereby issued ______________________ *fully paid and non-assessable Common Shares of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ________ *day of* ______________ *A.D.* __________.

______________________ SECRETARY

______________________ PRESIDENT

EXHIBITS 3&5

Bruce M. Pritchett, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
(801) 363-1288

December 15, 2005

Elite Safety Concepts, Inc.
2389 Mills Cove Place
Lenoir, North Carolina 28645

Re: Offering by Elite Safety Concepts, Inc., a North Carolina corporation, of 5,000,000 common shares

Dear Sir or Madam:

You have requested my opinion for Elite Safety Concepts, Inc., a North Carolina corporation ("Company") in conjunction with its aggregate offering of 5,000,000 common shares ("Shares") in the Company pursuant to the Form 1-A filed on or about December 15, 2005 ("Offering Statement").

In rendering the opinions hereinafter expressed, I have examined the Offering Statement, the Company's Articles of Incorporation and Bylaws, each as amended to date, and such other documents, records, certificates, memoranda and other instruments as I have deemed necessary as a basis for this opinion. I have also obtained from officers and agents of the Company and from public officials, and have relied upon, such certificates, representations and assurances as I have deemed necessary and appropriate for purposes of this opinion.

Without limiting the generality of the foregoing, in my examination, I have assumed without independent verification all documents submitted to me as originals are authentic, the signatures on all documents that I examined are genuine, and all documents submitted to me as certified, conformed, photostatic or facsimile copies conform to the original document, and all corporate records made available to me by the Company and all public records reviewed are accurate and complete.

The opinions set forth herein are expressly limited to the effect of the general corporate laws of the State of North Carolina as in effect as of the date hereof and I do not purport to be expert on, or to express any opinion herein concerning, or to assume any responsibility as to the applicability to or the effect on any of the matters covered herein of, any other laws, including any federal securities law, or any state securities or "blue sky" laws or regulations.

On the basis of the foregoing, and in reliance thereon, and having regard to legal considerations and other information that I deem relevant, I am of the opinion that the Shares, when and to the extent issued and sold in accordance with the Offering Statement, will be validly issued, fully paid and non-assessable.

I hereby consent to the use of this opinion as Exhibit 5 to the Offering Statement and to the use of my name under the caption "Legal Matters" in the prospectus included in the Offering Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder. This opinion may not be relied upon by any other person, or used by you for any other purposes, without my prior written consent in each instance.

Very truly yours,



Bruce M. Pritchett, LC

Exhibit 4



A-Z CONSULTING, INC.

"Catch the Vision......."

October 7, 2005

PERSONAL AND CONFIDENTIAL

Randy Martin
Elite Safety Concepts, Inc.
2389 Mills Cove Place
Lenior, NC 28645

Dear Mr. Martin:

This letter agreement ("Agreement") confirms the terms and conditions of the exclusive engagement of A-Z Consulting, Inc. ("A-Z") by Elite Safety Concepts, Inc. (the "Entity") to render certain professional to the Entity:

1. Services. A-Z agrees to perform the following services:

   (a) Consultation and review of a proposed Regulation A offering in Pennsylvania;

   (b) Assist with the preparation of U.S. Form 1-A to be filed with the U.S. Securities and Exchange Commission;

   (c) Assist with the preparation of board resolutions;

   (d) Assist with the preparation of Forms U-1, U-7 and R to be filed with the Pennsylvania Securities Commission;

   (e) Assist with general corporate consulting through the term as discussed below;

   (f) Perform such other services as the Entity and A-Z shall mutually agree to in writing.

2. Fees. The Entity agrees to pay A-Z for its services with a financial advisory fee ("Advisory Fee") of 999,999 shares of free-trading common stock and $15,000. The shares will be unlegended, will be issued in a private exempt offering pursuant to Regulation A, under Rule 504 and be earned upon receipt. A stock certificate will be delivered to us at the commencement of the engagement.

3. Term. The term of this Agreement shall commence on October 7, 2005 and end 120 days from this time (the "Term"). This agreement may be terminated by the Entity with 30 days prior written notice to A-Z. If the Entity terminates this Agreement prior to the expiration of the Term, the Entity shall pay to A-Z all reasonable expenses incurred, in accordance with Paragraph 5

hereof. Any obligation pursuant to this Paragraph 3, and pursuant to Paragraphs 2, 4, 5, 6 and 8 hereof, shall survive the termination or expiration of this Agreement.

4. Expenses. The Entity agrees to reimburse A-Z for all of its reasonable out-of-pocket fees, expenses and costs (including, but not limited to, legal, accounting, travel, accommodations, telephone, computer, courier and supplies) in connection with the performance of its services under this Agreement, upon prior written approval. All such fees, expenses and costs will be billed at any time by A-Z and are payable by the Entity when invoiced. Upon expiration of the Agreement any unreimbursed fees and expenses will be immediately due and payable.

5. Indemnification. In addition to the payment of fees and reimbursement of fees and expenses provided for above, the Entity agrees to indemnify A-Z and its affiliates with regard to the matters contemplated herein, as set forth in Exhibit A, attached hereto, which is incorporated by reference as if fully set forth herein.

6. Matters Relating to Engagement. The Entity acknowledges that A-Z has been retained solely to provide the services set forth in this Agreement. In rendering such services, A-Z shall act as an independent contractor, and any duties of A-Z arising out of its engagement hereunder shall be owed solely to the Entity. The Entity further acknowledges that A-Z may perform certain of the services described herein through one or more of its affiliates.

The Entity acknowledges that A-Z is a consulting firm that is engaged in providing financial advisory services. The Entity acknowledges and agrees that in connection with the performance of A-Z's services hereunder (or any other services) that neither A-Z nor any of its employees will be providing the Entity with legal, tax or accounting advice or guidance (and no advice or guidance provided by A-Z or its employees to the Entity should be construed as such) and that neither A-Z nor its employees hold itself or themselves out to be advisors as to legal, tax, accounting or regulatory matters in any jurisdiction. The Entity shall consult with its own legal, tax, accounting and other advisors concerning all matters and advice rendered by A-Z to the Entity and the Entity shall be responsible for making its own independent investigation and appraisal of the risks, benefits and suitability of the advice and guidance given by A-Z to the Entity and the transactions contemplated by this Agreement. Neither A-Z nor its employees shall have any responsibility or liability whatsoever to the Entity or its affiliates with respect thereto.

The Entity recognizes and confirms that in performing its duties pursuant to this Agreement, A-Z will be using and relying on data, material, and other information (the "Information") furnished by the Entity, a Strategic Partner or their respective employees and representatives. The Entity will cooperate with A-Z and will furnish A-Z with all Information concerning the Entity and any Transaction, Alternate Transaction or Financing which A-Z deems appropriate and will provide A-Z with access to the Entity's officers, directors, employees, independent accountants and legal counsel for the purpose of performing A-Z's obligations pursuant to this Agreement. The Entity hereby agrees and represents that all Information furnished to A-Z pursuant to this Agreement shall be accurate and complete in all material respects at the time provided, and that, if the Information becomes materially inaccurate, incomplete or misleading during the term of A-Z's engagement hereunder, the Entity shall promptly advise A-Z in writing. Accordingly, A-Z assumes no responsibility for the accuracy and completeness of the Information. In rendering its services, A-Z will be using and relying upon the Information without independent verification evaluation thereof.

7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to the conflict of laws provisions thereof.

8. No Brokers. The Entity represents and warrants to A-Z that there are no brokers, representatives or other persons which have an interest in compensation due to A-Z from any services contemplated herein.

9. Authorization. The Entity and A-Z represent and warrant that each has all requisite power and authority, and all necessary authorizations, to enter into and carry out the terms and provisions of this Agreement and the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound.

10. Miscellaneous. This Agreement constitutes the entire understanding and agreement between the Entity and A-Z with respect to the subject matter hereof and supersedes all prior understanding or agreements between the parties with respect thereto, whether oral or written, express or implied. Any amendments or modifications must be executed in writing by both parties. This Agreement and all rights, liabilities and obligations hereunder shall be binding upon and insure to the benefit of each party's successors but may not be assigned without the prior written approval of the other party. If any provision of this Agreement shall be held or made invalid by a statute, rule, regulation, decision of a tribunal or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable. This Agreement may be executed in any number of counterparts, each of which, shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument. The descriptive headings of the Paragraphs of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in anyway the meaning or interpretation of this Agreement.

Please confirm that the foregoing correctly sets forth our agreement by signing below in the space provided and returning this Agreement to A-Z for execution, which shall constitute a binding agreement as of the date first above written.

Thank you. We look forward to a mutually rewarding relationship.

A-Z CONSULTING, INC.

By:______________________________
Name: Michael J. Bongiovanni, CPA
Title: Chief Executive Officer

AGREED TO AND ACCEPTED
AS OF OCTOBER 7, 2005:

ELITE SAFETY CONCEPTS

By:______________________________
Name: Randy Martin

EXHIBIT A: INDEMNIFICATION

The Entity agrees to indemnify A-Z, its employees, directors, officers, agents, affiliates, and each person, if any, who controls it within the meaning of either Section 20 of the Securities Exchange Act of 1934 or Section 15 of the Securities Act of 1933 (each such person, including A-Z is referred to as "Indemnified Party") from and against any losses, claims, damages and liabilities, joint or several (including all legal or other expenses reasonably incurred by an Indemnified Party in connection with the preparation for or defense of any threatened or pending claim, action or proceeding, whether or not resulting in any liability) ("Damages"), to which such Indemnified Party, in connection with providing its services or arising out of its engagement hereunder, may become subject under any applicable Federal or state law or otherwise, including but not limited to liability or loss (i) caused by or arising out of an untrue statement or an alleged untrue statement of a material fact or omission or alleged omission to state a material fact necessary in order to make a statement not misleading in light of the circumstances under which it was made, (ii) caused by or arising out of any act or failure to act, or (iii) arising out of A-Z's engagement or the rendering by any Indemnified Party of its services under this Agreement; provided, however, that the Entity will not be liable to the Indemnified Party hereunder to the extent that any Damages are found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification hereunder.

These indemnification provisions shall be in addition to any liability which the Entity may otherwise have to any Indemnified Party.

If for any reason, other than a final non-appealable judgment finding an Indemnified Party liable for Damages for its gross negligence or willful misconduct the foregoing indemnity is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless, then the Entity shall contribute to the amount paid or payable by an Indemnified Party as a result of such Damages in such proportion as is appropriate to reflect not only the relative benefits received by the Entity and its shareholders on the one hand and the Indemnified Party on the other, but also the relative fault of the Entity and the Indemnified Party as well as any relevant equitable considerations.

Promptly after receipt by the Indemnified Party of notice of any claim or of the commencement of any action in respect of which indemnity may be sought, the Indemnified Party will notify the Entity in writing of the receipt or commencement thereof and the Entity shall have the right to assume the defense of such claim or action (including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of fees and expenses of such counsel), provided that the Indemnified Party shall have the right to control its defense if, in the opinion of its counsel, the Indemnified Party's defense is unique or separate to it as the case may be, as opposed to a defense pertaining to the Entity. In any event, the Indemnified Party shall have the right to retain counsel reasonably satisfactory to the Entity, at the Entity's sole expense, to represent it in any claim or action in respect of which indemnity may be sought and agrees to cooperate with the Entity and the Entity's counsel in the defense of such claim or action. In the event that the Entity does not promptly assume the defense of a claim or action, the Indemnified Party shall have the right to employ counsel to defend such claim or action. Any obligation pursuant to this Annex shall survive the termination or expiration of the Agreement.

EXHIBIT 6

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation of our report dated November 28, 2005 relating to the financial statements of Elite Safety Concepts, Inc. in the Regulation A Offering Statement Under the Securities Act of 1933 on Form 1-A dated December 8, 2005, and Prospectus, and to the reference to our firm as 'Experts in Accounting'.



Traci J. Anderson
Huntersville, North Carolina
December 8, 2005

Exhibit 7

Elite Safety Concepts, Inc. Price List

Hand gun Training	Price
1 Day DH	$200
1 Day CER	$200
2 Day DH	$300
2 Day SB	$300
2 Day ATH	$500
2 Day TS	$600
4 Day DH	$600

Shot gun Training	Price
1 Day TO	$150
2 Day TO	$300
2 Day TS	$400
4 Day T	$600

Rifle Training	
1 Day PR	$150
2 Day PR	$300
2 Day PRR	$300
2 Day RTS	$300
4 Day PR	$600

Auto Weapons Training	Price
UZI	$250
UZI	$500
M16	$250
M16	$500

Personal Safety Training	Price
1 Day Hand to Hand	$150
2 Day Hand to Hand	$250
1 Day Edge Weapons	$150
2 Day Edge Weapons	$250
Level II	$250
Level III	$250
1 Day Rope	$200
1 Day TR	$250
1 Day TRF	$350

Exhibit 8

LEASE AGREEMENT

LEASE AGREEMENT made this April 20, 2005, between Randy W. Martin, with an address at 2389 Mills Cove Place, Lenoir, North Carolina 28645 (hereinafter referred to as "Landlord") and Elite Safety Concepts, Inc., with an address at 2389 Mills Cove Place Range Area , Lenoir, NC 28645 (hereinafter referred to as "Tenant").

IT IS THEREFORE AGREED:

1. PREMISES: The Landlord shall lease to the Tenant the premises located at: The Property located 2389 Mills Cove Place called The ESC Firearms Range.

2. LEASE TERM: The term of this lease shall be for a period of (2) year(s), commencing May 1, 2005, and terminating May 1, 2007. The lease term can be extended only by mutual agreement of the parties hereto.

3. RENTAL AMOUNT: The Tenant shall pay to the Landlord an annual sum of ($3,000.00) to lease the property. Rental payments shall be paid in monthly payments, each of which shall be in the amount of $250.00, and each of which shall be paid on the 1st day of the month.

4. OPTION TO RENEW: The Tenant shall have an option to renew this lease on the premises for a (10) year period upon the following terms and conditions: Maintain a Clean and Safe area. The Tenant's option to renew must be exercised in writing and must be received by the Landlord no less than (30) days before the expiration of this lease or any extensions thereof.

5. ARBITRATION: Any controversy or claim arising out of or relating to this lease agreement or the breach thereof shall be settled by arbitration in accordance with the rules then obtaining of the American Arbitration Association, and judgment upon the award rendered may be entered and enforced in any court having jurisdiction thereof.

6. NO VIOLATION OR BREACH: The Landlord and the Tenant warrant and represent each to the other that the performance of this agreement does not violate any laws, statutes, local ordinances, state or federal regulations, regarding controlled substances, or otherwise, or any court order or administrative order or ruling, nor is

such performance in violation of any loan document's conditions or restrictions in effect for financing, whether secured or unsecured.

7. BENEFIT: This agreement shall be binding upon and inure to the benefit of the parties hereto and their legal representatives, successors and assigns.

8. NOTICES: Any notice required or desired to be given under this agreement shall be deemed given if in writing sent by certified mail to the addresses of the parties to this lease agreement as follows:

Landlord: Randy W. Martin
2389 Mills Cove Place
Lenoir, NC 28645

Tenant: Elite Safety Concepts, Inc
2389 Mills Cove Place
Lenoir, NC 28645

9. CAPTIONS: Captions are used in this agreement for convenience only and are not intended to be used in the construction or in the interpretation of this agreement.

10. INVALID PROVISION: In the event any provision of this agreement is held to be void, invalid or unenforceable in any respect, then the same shall not affect the remaining provisions hereof, which shall continue in full force and effect.

11. ENTIRE AGREEMENT: This agreement contains the entire understanding of the parties. It may not be changed orally. This agreement may be amended or modified only in writing that has been executed by both parties hereto.

12. INTERPRETATION: This lease agreement shall be interpreted under the laws of the State of North Carolina.

Randy W. Martin — April 20, 2005
Landlord — Date

Elite Safety Concepts RWM — April 20, 2005
Tenant — Date

does the range need to obtain a RCRA generator number (i.e., the range is not a hazardous waste "generator"), provided that the leadshot is recycled or re-used. The transporter does not need to have a RCRA I.D. number . However, ranges should retain records of shipments of lead from the range, and the facilities to which they were sent, in order to demonstrate that the lead was recycled.

4. Sections 7002 and 7003 of the RCRA statute allow the USEPA, states or citizens, using a civil lawsuit, to compel cleanup of "solid waste" (e.g., leadshot) posing actual or potential imminent and substantial endangerment. Such action can be sought whether the range is in operation or closed, and is based solely on a determination that real or potential harm is being posed by the range to public health and/or the environment. Since the risk of lead migrating increases with time, ranges that have not removed leadshot are more likely candidates for government action or citizen lawsuits under RCRA Section 7003. Therefore, ranges are advised to maintain a schedule of regular lead removal.

Benefits of Lead Management

Lead removal and implementation of other BMPs will allow the range to: minimize contamination of the range and potential impacts to human health and the environment; reduce liability with regard to potential agency or citizen lawsuits; possibly benefit economically from the recycling of lead; enhance its role as a good steward of the environment; and increase customer satisfaction.

Want More Information?

For a copy of the USEPA *Best Management Practices for Lead at Outdoor Shooting Ranges*, please complete the information below and fax or mail to:

Leadshot Coordinator
RCRA Compliance Branch
U.S. Environmental Protection Agency
Region 2
290 Broadway - 22nd Fl.
New York, NY 10007-1866
Fax: (212)637-4949
E-Mail: Leadshot.Region2@epa.gov

The manual will also be placed on the world wide web at www.epa.gov/region2/waste/leadshot.

Name: ____________________

Address: ____________________

____

____

Phone: ____________________


UNITED STATES
ENVIRONMENTAL PROTECTION AGENCY

United States Environmental Protection Agency - Region 2

EPA-902-F-00-001

Do You Use Best Management Practices for Lead at Your Outdoor Shooting Range?



Cover photo by: Mr. Jack Hoyt

Exhibit 9

Exhibit 9

What is a Best Management Practice and How Does It Apply to Shooting Ranges?

A Best Management Practice (BMP) is usually based on an approach or technology that has been shown to work and to be effective for the purpose intended. The United States Environmental Protection Agency (EPA) uses BMPs to specify standards of practice where a regulation may not be descriptive enough to do so. A BMP should also be as inexpensive as possible and the equipment or technology should be readily available. A BMP may be adopted based on a survey of practices (shooting ranges in this case) that have had successful experiences with an approach or technology.

BMPs for outdoor shooting ranges are actions that range owners/operators can take to minimize the impact of lead on the environment. Lead at outdoor shooting ranges may pose, in certain situations, a threat to the environment if BMPs, including reclamation and recycling, are not implemented in a timely manner.

What is the EPA *Best Management Practices for Lead at Outdoor Shooting Ranges* manual?

The *Best Management Practices for Lead at Outdoor Shooting Ranges* manual provides owners and operators of outdoor rifle, pistol, trap, skeet and sporting clay ranges with information on lead management at their ranges. The manual explains how environmental laws are applicable to lead management and presents successful BMPs available to the shooting range community. These practices have been proven to effectively reduce lead contamination. Since each range is unique in both the type of shooting activity and its environmental setting, site-specific solutions are not provided in the manual. Rather, range owners or operators may use the manual to identify and select the most appropriate BMP(s) for a range. The manual does not address range layout or design to meet range safety or competition requirements. It is also not intended for closing ranges. Range owners/operators are directed to other comprehensive reference materials available on that subject, from the National Rifle Association of America, National Shooting Sports Foundation and other shooting associations.

Owners/operators of ranges may want to assign the implementation of this BMP Manual to a specific team or committee if possible. Delegating this responsibility to a specific team or committee helps to assure that the work gets accomplished.

The manual is organized as follows:

Chapter I provides the background on why lead is of concern to human health and the environment. It includes a discussion of how environmental laws impact shooting ranges and the importance of an integrated BMP program to manage lead;

Chapter II discusses range physical and operational characteristics to be considered when selecting a successful BMP program;

Chapter III addresses BMPs for rifle/pistol ranges, trap and skeet ranges, and sporting clay ranges. In this chapter, the manual explores possible solutions to prevent, reduce and/or remove lead contamination for each type of range;

The Appendix provides current (as of May 2000) contacts for lead reclamation and recycling companies, other sources of information on lead management, bullet trap manufacturers and key RCRA regulatory interpretations.

How Is Lead Shot Regulated Under the Resource Conservation and Recovery Act (RCRA)?

Lead shot is not considered a hazardous waste subject to RCRA at the time it is discharged from a firearm because it is used for its intended purpose. As such, a RCRA permit is not required to operate a shooting range. However, spent lead shot (or bullets) are subject to the broader definition of solid waste written by Congress and contained in the statute itself. As such, spent shot and bullets are potentially subject to RCRA statutory authority including section 7002 and 7003.

In general, the following points should serve as guidance in understanding RCRA and how it applies to your range.

1. **The lead, if recycled, is considered a scrap metal pursuant to 40 Code of Federal Regulations (CFR) 261.6(a)(3)(ii) and is therefore exempt from RCRA regulation.**

2. **After the removal contractor or reclaimer applies standard BMPs to separate the lead from soil, the soil may be placed back on the range without further treatment.**

3. The collected lead shot or bullets are excluded from RCRA regulation, and need not be manifested, nor